Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i] 1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii RANDGOLD RESOURCES LIMITED 2 Reason for the notification (please tick the appropriate box or boxes): An acquisition or disposal of voting rights X An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments An event changing the breakdown of voting rights Other (please specify): 3. Full name of person(s) subject to the notification obligation: iii BARING ASSET MANAGEMENT LIMITED (“BAM”) OPPENHEIMERFUNDS, INC. (“OFI”) 4. Full name of shareholder(s) (if different from 3.):iv 5. Date of the transaction and date on which the threshold is crossed or reached:[v] 24 MARCH 2010 6. Date on which issuer notified: 25 MARCH 2010 7. Threshold(s) that is/are crossed or reached: vi, vii 3% (aggregated basis 3.0150%; BAM 1.1283% and OFI 1.8867%) 8. Notified details: A: Voting rights attached to shares viii, ix Class/type of shares Situation previous to the triggering transaction Resulting situation after the triggering transaction if possible using the ISIN CODE Number of Shares Number of Voting Rights Number of shares Number of voting rights % of voting rights [x] Direct Direct xi Indirect xii Direct Indirect GB00B01C3S32 Nil Nil 1,017,188 (BAM) 1,017,188 (BAM) 1.1283% (BAM) 1,700,819 (OFI) 1,700,819 (OFI) 1.8867% (OFI) 2,718,007 (Total) 2,718,007 (Total) 3.0150% (Total) B: Qualifying Financial Instruments Resulting situation after the triggering transaction Type of financial instrument Expiration date Exercise/Conversion Period xiv Number of voting rights that may be acquired if the instrument % of voting rights xiii is exercised/ converted. C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi Resulting situation after the triggering transaction Type of financial instrument Exercise price Expiration date Exercise/ Conversion period Number of voting rights instrument refers to % of voting rights xix, xx xvii xviii Nominal Delta

Total (A+B+C) Number of voting rights Percentage of voting rights 1,017,188 (BAM) 1.1283% (BAM) 1,700,819 (OFI) 1.8867% (OFI) 2,718,007 (Total) 3.0150% (Total) 9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi The percentage of holdings noted above is based on total outstanding shares of 90,150,067. Massachusetts Mutual Life Insurance Company is the parent company of Baring Asset Management Limited (“BAM”) and OppenheimerFunds, Inc. (“OFI”). 10. Name of the proxy holder: 11. Number of voting rights proxy holder will cease to hold: 12. Date on which proxy holder will cease to hold voting rights: 13. Additional information: 14. Contact name: Rose Baker, Massachusetts Mutual Life Insurance Company 15. Contact telephone number: 001 (413)744-8258 Note: Annex should only be submitted to the FSA not the issuer Annex: Notification of major interests in sharesxxii A: Identity of the persons or legal entity subject to the notification obligation Full name (including legal form of legal entities) Massachusetts Mutual Life Insurance Company Contact address (registered office for legal entities) 1295 State Street, MIP Code F420, Springfield, MA 01111 Phone number & email 001 (413) 744-8258 (rbaker@massmutual.com) Other useful information (at least legal representative for legal persons) Rose Baker B: Identity of the notifier, if applicable Full name D J Haddon Contact address La Motte Chambers, La Motte Street, St.Helier, Jersey, JE1 1BJ, Channel Islands Phone number & email +44 1534 735 444 dhaddon@randgoldresources.com Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation) C: Additional information